UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2022

Commission File Number: 001-34985

Globus Maritime Limited

(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Attica, Greece, 166 74

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]                 Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

EXHIBIT INDEX

Exhibit Number	Document

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements as at June 30, 2022 and for the six-month periods ended June 30, 2022 and 2021

THIS REPORT ON FORM 6-K (BUT EXCLUDING EXHIBIT 99.1 HEREOF) IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENTS: (A) ON FORM F-3 (FILE NO. 333-240042), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020 (B) ON FORM F-3 (FILE NO. 333-239250), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020, AND (C) ON FORM F-3 (FILE NO. 333-240265), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2020 AND DECLARED EFFECTIVE ON AUGUST 12, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President, Chief Executive Officer and Chief Financial Officer

Date: September 7, 2022

Exhibit 99.1

GLOBUS MARITIME LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six-month periods ended June 30, 2022 and 2021. Unless otherwise specified herein, references to the “Company”, “we” or “our” shall include Globus Maritime Limited (NASDAQ: GLBS) and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim condensed consolidated financial statements as at June 30, 2022 and for the six-month periods ended June 30, 2022 and 2021, and the accompanying notes thereto, included elsewhere in this report. For the additional information relating to our management’s discussion and analysis of the financial condition and results of operations, please see our Annual Report on Form of 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2022 (the “Annual Report”).

Forward-Looking Statements

Our disclosure and analysis herein pertain to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the dry bulk industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under “Item 3. Key Information – D. Risk Factors” of the Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	the length and number of off-hire periods and dependence on third-party managers; and

●	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

The address of the registered office of Globus Maritime Limited (“Globus”) is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements, prepared under IFRS, include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at June 30, 2022:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned
Globus Shipmanagement Corp.	Marshall Islands	–	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe
Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe
Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe
Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	July 20, 2021	m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Calypso Shipholding S.A.	Marshall Islands	–	Hull No: S-1885*
Daxos Maritime Limited	Marshall Islands	–	Hull No: NE-442*
Olympia Shipholding S.A.	Marshall Islands	–	–
Paralus Shipholding S.A.	Marshall Islands	–	Hull No: NE-443*
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe

*New building vessels

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analysing trends in the results of our operations consist of the following:

Revenues

The Company generates its revenues from charterers from the charter hire of its vessels. Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight - line basis over the period of the time charter. Such revenues are treated in accordance with IFRS 16 as lease income. Associated broker commissions are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $8,712 and $6,208 for the periods ended June 30, 2022 and 2021, respectively. This increase is attributable to the increase of the fleet from an average of 6.1 vessels during the 1st half of 2021 to 9 vessels for the same period in 2022. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $28,690 and $5,788 for the periods ended June 30, 2022 and 2021, respectively.

The Company enters into consultancy agreements with other companies for the purpose of providing consultancy services. For these services the Company receives a fee. The total income from these fees is classified in the income statement component of the condensed consolidated statement of comprehensive income/(loss) under management & consulting fee income.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts, repairs that are not covered under insurance policies and lubricant prices.

Voyage Expenses

Voyage expenses primarily consist of port, canal and bunker expenses that are unique to a particular charter under time charter arrangements are paid by the charterers or by the Company under voyage charter arrangements. Furthermore, voyage expenses include brokerage commission on revenue paid by the Company.

Gain on sale of bunkers, net

In addition to voyage expenses, the Company may also record a gain from bunkers which results mainly from the difference in the value of bunkers paid by the Company when the vessel is redelivered to the Company from the charterer under the vessel’s previous time charter agreement and the value of bunkers sold by the Company when the vessel is delivered to a new charterer.

Vessel Operating Expenses

Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel and borne by the owner. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors’ compensation and investor relations.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimate the residual values of our vessels to be $380 per lightweight ton.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is generally calculated based on the three-month LIBOR rate and applicable margin.

Interest Rate Swap

The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. Interest Rate Swaps are measured at fair value. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The valuation technique used for the Interest Rate Swaps is the discounted cash flow. The Company has not designated these interest rate swaps for hedge accounting.

The fair value of the Interest Rate Swaps is classified under “Fair value of derivative financial instruments” either under assets or liabilities in the consolidated statement of financial position. In the event that the respective asset or liability is expected to be materialized within the next twelve months, it is classified as current asset or liability. Otherwise, the respective asset or liability is classified as non-current asset or liability.

The change in fair value deriving from the valuation of the Interest Rate Swap at the end of each reporting period is classified under “Gain/ (Loss) on derivative financial instruments” in the consolidated statement of comprehensive income/(loss). Realized gains or losses resulting from interest rate swaps are recognized in profit or loss under “Gain / (Loss) on derivative financial instruments” in the consolidated statement of comprehensive income/(loss).

Selected Information

Our selected consolidated financial and other data for the six-month period ended June 30, 2022 and 2021 and as at June 30, 2022 presented in the tables below have been derived from our unaudited interim condensed consolidated financial statements and notes thereto, included elsewhere herein. Our selected consolidated financial data as at December 31, 2021, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our Annual Report.

Consolidated Statements of Comprehensive Income/(Loss) Data

(In thousands of U.S. Dollars)

	Six months ended June 30,
	2022	2021
	(unaudited)

Voyage revenues	37,402	11,996
Management & consulting fee income	181	–
Total Revenues	37,583	11,996

Voyage expenses	(875)	(294)
Gain on sale of bunkers, net	1,328	–
Vessel operating expenses	(8,492)	(6,060)
Depreciation	(2,826)	(1,492)
Depreciation of dry-docking costs	(2,053)	(1,115)
Administrative expenses	(1,429)	(1,075)
Administrative expenses payable to related parties	(712)	(309)
Share-based payments	–	(20)
Other (expenses)/income, net	(1)	123
Operating income	22,523	1,754
Interest income	8	3
Interest expense and finance costs	(815)	(2,510)
Gain/(Loss) on derivative financial instruments, net	1,270	(65)
Foreign exchange gains, net	112	29
Total finance gains/(costs), net	575	(2,543)
Total income/(loss) and total comprehensive income/(loss) for the period	23,098	(789)

Basic & diluted income/(loss) per share for the period (1)	1.12	(0.09)
EBITDA (2) (unaudited)	28,784	4,325
Adjusted EBITDA (2) (unaudited)	27,402	4,361

(1) The weighted average number of shares (basic and diluted) for the six-month period ended June 30, 2022, was 20,582,301 compared to 9,001,704 shares (basic and diluted) for the six-month period ended June 30, 2021.

(2) Earnings / (losses) before interest, taxes, depreciation and amortization, or “EBITDA”, represents the sum of net income/(loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents net earnings / (losses) before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter attached to vessels, impairment and gains or losses from sale of vessels. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA is not a recognized measure under IFRS.

EBITDA and Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

» EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

» EBITDA and Adjusted EBITDA do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

» EBITDA and Adjusted EBITDA do not reflect changes in or cash requirements for our working capital needs; and

» other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

Total comprehensive income/(loss) to EBITDA and Adjusted EBITDA Reconciliation

	Period Ended June 30,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2022 (Unaudited)	2021 (Unaudited)
Total comprehensive income/(loss) for the period	$23,098	$(789)
Interest and finance costs, net	807	2,507
Depreciation	2,826	1,492
Depreciation of drydocking costs	2,053	1,115
EBITDA (unaudited)	$28,784	$4,325
(Gain)/Loss on derivative financial instruments	(1,270)	65
Foreign exchange gains, net	(112)	(29)
Adjusted EBITDA (unaudited)	$27,402	$4,361

Balance Sheets Data

(In thousands of U.S. Dollars)

	As at June 30,	As at December 31,
	2022	2021
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	126,354	130,724
Advances for vessel acquisition	21,220	–
Other non-current assets	5,603	4,988
Total non-current assets	153,177	135,712
Cash and bank balances and bank deposits (including restricted cash)	46,191	46,861
Other current assets	6,875	3,079
Total current assets	53,066	49,940
Total assets	206,243	185,652
Total equity	169,516	146,418
Total debt net of unamortized debt discount	28,873	31,303
Other liabilities	7,854	7,931
Total liabilities	36,727	39,234
Total equity and liabilities	206,243	185,652

Statements of Cash Flows Data

(In thousands of U.S. Dollars)

	Six months ended June 30,
	2022	2021
	(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	24,186	2,082
Net cash used in investing activities	(21,395)	(28,725)
Net cash (used in) / generated from financing activities	(4,366)	82,376

	Six months ended June 30,
	2022	2021
	(Unaudited)
Ownership days (1)	1,629	1,108
Available days (2)	1,629	1,078
Operating days (3)	1,607	1,042
Fleet utilization (4)	98.7%	96.7%
Average number of vessels (5)	9.0	6.1
Daily time charter equivalent (TCE) rate (6)	$23,238	$10,859
Daily operating expenses (7)	$5,213	$5,471

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues plus any potential gain on sale of bunkers less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Six months ended June 30,
	2022	2021
	(Unaudited)
Voyage revenues	37,402	11,996
Plus: Gain on sale of bunkers, net	1,328	–
Less: Voyage expenses	(875)	(294)
Net revenues	37,855	11,702
Available days	1,629	1,078
Daily TCE rate (1)	23,238	10,859

(1) Subject to rounding.

Recent Developments

Contract for new building vessels

On April 29, 2022, the Company has signed a contract for the construction and purchase of one fuel efficient bulk carrier of about 64,000 dwt. The vessel will be built at Nihon Shipyard Co. in Japan and is scheduled to be delivered during the first half of 2024. The total consideration for the construction of the vessel is approximately $37.5 million, which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $7.4 million.

On May 13, 2022, the Company has signed two contracts for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one scheduled to be delivered during the third quarter of 2024 and the second one scheduled during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million, which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $13.8 million for both vessels under construction.

Debt financing

In August 2022, the Company reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the “CIT loan facility” (as referred at 2021 Annual Report) by the accession of an additional borrower in order to increase the loan facility from a total of $34.25 million to $52.25 million, by a top up loan amount of $18 million for the purpose of financing vessel Orion Globe and for general corporate and working capital purposes of all the borrowers and Globus. The CIT loan facility (including the new top up loan amount) is now further secured by a first preferred mortgage over the vessel Orion Globe. Furthermore, the benchmark rate was amended from LIBOR to SOFR and the applicable margin from 3.75% to 3.35% for the whole CIT loan facility. The Company also entered into a new swap agreement in order for the additional borrower to enter into hedging transactions (separately from those entered by the other borrowers) with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.).

Results of Operations

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have a negative effect on the Company’s business, financial performance and the results of its operations. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. Besides reducing demand for cargo, coronavirus may functionally limit the amount of cargo that the Company and its competitors are able to move because countries worldwide have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes.

The Company has evaluated the impact of current economic situation on the recoverability of the carrying amount of its vessels. For the half of 2022 and 2021 the Company evaluated the carrying amount of its vessels and concluded that no impairment of its vessels should be recorded, or previously recognized impairment should be reversed.

Conflicts

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase the costs of the Company and adversely affect its business, including the ability to secure charters and financing on attractive terms, and as a result, adversely affect the Company’s business, financial condition, results of operation and cash flows. Currently there is no direct effect on the Company’s operations.

First half of the year 2022 compared to the first half of the year 2021

Total comprehensive income for the six-month period ended June 30, 2022 amounted to $23.1 million or $1.12 basic and diluted income per share based on 20,582,301 weighted average number of shares, compared to total comprehensive loss of $0.8 million for the same period last year or $0.09 basic and diluted loss per share based on 9,001,704 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the increase in total comprehensive income during the six-month period ended June 30, 2022 compared to the six-month period ended June 30, 2021 (expressed in $000’s):

1st half of 2022 vs 1st half of 2021

Net loss and total comprehensive loss for the 1st half of 2021	(789)
Increase in Voyage revenues	25,406
Increase in management & consulting fee income	181
Increase in Voyage expenses	(581)
Increase in Gain on sale of bunkers, net	1,328
Increase in Vessels operating expenses	(2,432)
Increase in Depreciation	(1,334)
Increase in Depreciation of dry-docking costs	(938)
Increase in Total administrative expenses	(737)
Decrease in Other income, net	(124)
Increase in Interest income	5
Decrease in Interest expense and finance costs	1,695
Increase in Gain on derivative financial instruments	1,335
Increase in Foreign exchange gains	83
Net income and total comprehensive income for the 1st half of 2022	23,098

Voyage revenues

During the six-month period ended June 30, 2022 and 2021, our Voyage revenues reached $37.4 million and $12 million, respectively. The 212% increase in Voyage revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the six-month period ended June 30, 2022, compared to the same period in 2021. The Company operated a fleet of nine vessels during the 1st half of 2022 compared to an average of 6.1 vessels for the same period in 2021. Daily Time Charter Equivalent rate (TCE) for the six-month period of 2022 was $23,238 per vessel per day against $10,859 per vessel per day during the same period in 2021, corresponding to an increase of 114%, which is attributed to the better conditions throughout the bulk market for the first half of 2022.

Management & consulting fee income

On July 15, 2021, the Company entered into a consultancy agreement with Eolos Shipmanagement S.A., a related party, for the purpose of providing consultancy services to Eolos Shipmanagement S.A. For these services the Company receives a daily fee of $1 thousand. The total income from these fees is classified in the income statement component of the condensed consolidated statement of comprehensive income/(loss) under management & consulting fee income.

Voyage expenses

Voyage expenses reached $0.9 million during the six-month period ended June 30, 2022, compared to $0.3 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the six-month period ended June 30, 2022 and 2021, are analyzed as follows:

In $000’s	2022	2021
Commissions	589	185
Other voyage expenses	286	109
Total	875	294

Gain on sale of bunkers, net

During the six-month period ended June 30, 2022, we recognized a gain of approximately $1.3 million from bunkers. This resulted mainly from the difference in the value of bunkers paid by us when the vessel is redelivered from the charterer under the vessel’s previous time charter agreement and the value of bunkers sold when the vessel is delivered to a new charterer. For the six-month period ended June 30, 2021, no gain from bunkers had been recognized.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $8.5 million during the six-month period ended June 30, 2022, compared to $6.1 million during the same period last year. This is mainly attributed to the fact that the fleet of the Company has increased to nine vessels during the first half of 2022 compared to an average of 6.1 vessels for the same period in 2021. The breakdown of our operating expenses for the six-month period ended June 30, 2022 and 2021 was as follows:

	2022	2021
Crew expenses	50%	54%
Repairs and spares	21%	22%
Insurance	8%	7%
Stores	13%	11%
Lubricants	5%	3%
Other	3%	3%

Average daily operating expenses during the six-month periods ended June 30, 2022 and 2021 were $5,213 per vessel per day and $5,471 per vessel per day respectively, corresponding to a decrease of 5%.

Depreciation

Depreciation charge during the six-month period ended June 30, 2022, reached $2.8 million compared to $1.5 million during the same period in 2021. This is mainly attributed to the increase of the fleet from an average of 6.1 vessels during the six-month period ended June 30, 2021 to 9 vessels for the same period in 2022. Nonetheless, this increase has been partly counterbalanced from the increase of scrap rate in our books from $300/ton to $380/ton during the fourth quarter of 2021, due to the increased scrap rates worldwide.

Total administrative expenses

Total administrative expenses, including administrative expenses to related parties and share bases payments, increased to $2.1 million during the six-month period ended June 30, 2022, compared to $1.4 million in the same period of 2021. The increase is partly attributed to new personnel hirings, as a result of the fleet expansion from an average of 6.1 vessels, during the first half of 2021, to 9 vessels for the same period in 2022.

Interest expense and finance costs

Interest expense and finance costs reached $0.8 million during the six-month period ended June 30, 2022, compared to $2.5 million in the same period of 2021. Interest expense and finance costs for the six-month periods ended June 30, 2022 and 2021, are analyzed as follows:

In $000’s	2022	2021
Interest payable on long-term borrowings	665	1,303
Bank charges	36	42
Operating lease liability interest	31	19
Amortization of debt discount	70	471
Other finance expenses	13	643
Accrued loss on Interest rate Swap	–	32
Total	815	2,510

As at June 30, 2022, and 2021 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $29.25 million and $34.25 million, respectively, gross of unamortized debt discount. The decrease in interest payable is mainly attributed to the decrease of the weighted interest rate from 7.6% during the six-month period ended June 30, 2021 to 4.35% for the same period in 2022, which is mainly attributed to the refinance of the EnTrust loan facility with CIT loan facility in May 2021. The EnTrust loan facility had a margin of 8.50% (plus Libor) whereas the CIT loan facility has a margin of 3.75% (plus Libor). Other finance expenses for the second quarter of 2021 include approximately $0.6 million that were the loan prepayment fee and expenses relating to the prepayment of EnTrust Loan Facility.

Gain on derivative financial instruments

Following the new loan facility with CIT Bank N.A., the Company entered into an Interest Rate Swap agreement on May 10, 2021. As at June 30, 2022, the Company recognized a gain of approximately $1.3 million, net of interest for the period, according to the Interest Rate Swap valuation and is included in the condensed consolidated statement of comprehensive income/(loss).

Liquidity and capital resources

As at June 30, 2022, and December 31, 2021, our cash and bank balances and bank deposits (including restricted cash) were $49.9 and $50.4 million, respectively.

As at June 30, 2022, the Company reported a working capital surplus of $40.8 million and was in compliance with the covenants included in the loan agreement with CIT.

The above conditions indicate that the Company is expected to be able to operate as a going concern.

Net cash generated from operating activities for the six-month period ended June 30, 2022 was $24.2 million compared to $2.1 million during the respective period in 2021. The increase in our cash generated from operating activities was mainly attributed to the increase in our Voyage revenues from $12 million during the six-month period ended June 30, 2021 to $37.4 million during the six-month period under consideration.

Net cash used in investing activities for the six-month period ended June 30, 2022 was $21.4 million compared to $28.7 million during the respective period in 2021. The amount used in investing activities for first half of 2022 is mainly attributed to the cash advances paid for the three new buildings during the second quarter of 2022. Respectively, for the first half of 2021 was mainly attributed to the purchase of m/v “Diamond Globe”, amounting to $27 million and the advance for the acquisition of m/v “Power Globe”, amounting to $1.6 million.

Net cash used in financing activities during the six-month period ended June 30, 2022 and net cash generated from financing activities during the six-month period ended June 30, 2021 were as follows:

	Six months ended June 30,
In $000’s	2022	2021
	(Unaudited)
Proceeds from issuance of share capital	–	89,580
Proceeds from issuance of warrants	–	20
Transaction costs on issue of new common shares	–	(401)
Proceeds from loans	–	34,250
Repayment of long-term debt	(2,500)	(1,493)
Prepayment of long-term debt	–	(35,507)
Increase in restricted cash	(1,008)	(1,675)
Repayment of lease liability	(123)	(80)
Interest paid	(735)	(1,773)
Payment of financing costs	–	(545)
Net cash (used in)/generated from financing activities	(4,366)	82,376

As at June 30, 2022 and 2021, we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $29.25 and $34.25 million, respectively, gross of unamortized debt discount.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the six-month periods ended June 30, 2022 and 2021	F-2

Condensed Consolidated Statements of Financial Position as at June 30, 2022 (Unaudited) and December 31, 2021	F-3

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six-month periods ended June 30, 2022 and 2021	F-4

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2022 and 2021	F-5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6 to F-15

F-1

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

For the six-months ended June 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		Six months ended June 30,
	Notes	2022	2021
REVENUES:
Voyage revenues	11	37,402	11,996
Management & consulting fee income		181	—
Total Revenues		37,583	11,996

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses		(875)	(294)
Gain on sale of bunkers, net	2	1,328	—
Vessel operating expenses		(8,492)	(6,060)
Depreciation	5, 11	(2,826)	(1,492)
Depreciation of dry-docking costs	5	(2,053)	(1,115)
Administrative expenses		(1,429)	(1,075)
Administrative expenses payable to related parties		(712)	(309)
Share-based payments	9	—	(20)
Other (expenses)/income, net		(1)	123
Operating income		22,523	1,754

Interest income		8	3
Interest expense and finance costs		(815)	(2,510)
Gain/(Loss) on derivative financial instruments, net		1,270	(65)
Foreign exchange gains, net		112	29

TOTAL INCOME/(LOSS) FOR THE PERIOD		23,098	(789)
Other Comprehensive Income		—	—
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		23,098	(789)

Income/(Loss) per share (U.S.$):
- Basic and Diluted income/(loss) per share for the period	7	1.12	(0.09)

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

GLOBUS MARITIME LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at June 30, 2022 and December 31, 2021

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		June 30,	December 31,
ASSETS	Notes	2022	2021
		(Unaudited)
NON-CURRENT ASSETS
Vessels, net	5	126,354	130,724
Advances for vessel purchase	5	21,220	—
Office furniture and equipment		84	97
Right of use asset	11	717	888
Restricted cash	3	3,679	3,576
Fair value of derivative financial instruments	12	1,113	417
Other non-current assets		10	10
Total non-current assets		153,177	135,712
CURRENT ASSETS
Current portion of fair value of derivative financial instruments	12	513	—
Trade receivables, net		2,152	1,003
Inventories		1,407	852
Prepayments and other assets		2,470	1,224
Insurance claims		333	—
Restricted cash	3	2,553	1,648
Cash and cash equivalents	3	43,638	45,213
Total current assets		53,066	49,940
TOTAL ASSETS		206,243	185,652

EQUITY AND LIABILITIES

EQUITY
Issued share capital	6	82	82
Share premium	6	284,406	284,406
Accumulated deficit		(114,972)	(138,070)
Total equity		169,516	146,418
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	8	23,998	26,438
Provision for staff retirement indemnities		108	114
Lease liabilities	11	396	556
Total non-current liabilities		24,502	27,108
CURRENT LIABILITIES
Current portion of long-term borrowings	8	4,875	4,865
Trade accounts payable		1,713	1,100
Accrued liabilities and other payables		2,211	3,676
Current portion of lease liabilities	11	362	349
Current portion of fair value of derivative financial instruments	12	—	92
Deferred revenue		3,064	2,044
Total current liabilities		12,225	12,126
TOTAL LIABILITIES		36,727	39,234
TOTAL EQUITY AND LIABILITIES		206,243	185,652

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-months ended June 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

	Issued share Capital	Share Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2022	82	284,406	(138,070)	146,418
Total comprehensive income for the period	—	—	23,098	23,098
As at June 30, 2022	82	284,406	(114,972)	169,516

	Issued share Capital	Share Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2021	12	195,102	(153,020)	42,094
Total comprehensive loss for the period	—	—	(789)	(789)
Issuance of new common shares (Note 6)	60	89,520	—	89,580
Issuance of new common shares due to exercise of Warrants (Note 6)	8	12	—	20
Issuance of Class B preferred shares (Note 6)	—	130	—	130
Transaction costs on issue of new common shares	—	(401)	—	(401)
Share-based payments (Note 9)	—	20	—	20
As at June 30, 2021	80	284,383	(153,809)	130,654

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-months ended June 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars)

		Six months ended June 30,
	Notes	2022	2021
Operating activities
Income/(Loss) for the period		23,098	(789)
Adjustments for:
Depreciation	5, 11	2,826	1,492
Depreciation of deferred dry-docking costs	5	2,053	1,115
Payment of deferred dry-docking costs		(890)	(2,225)
Provision for staff retirement indemnities		(5)	(10)
(Gain)/Loss on derivative financial instruments		(1,270)	65
Interest expense and finance costs		815	2,510
Interest income		(8)	(3)
Foreign exchange gains, net		(54)	(53)
Share based payment	9	—	20
(Increase)/decrease in:
Trade receivables, net		(1,149)	142
Inventories		(554)	780
Prepayments and other assets		(1,246)	93
Insurance claims		(333)	(336)
Increase/(decrease) in:
Trade accounts payable		1,345	(1,372)
Accrued liabilities and other payables		(295)	227
Deferred revenue		(147)	426
Net cash generated from operating activities		24,186	2,082
Cash flows from investing activities:
Vessel acquisition		—	(27,000)
Advance for vessel acquisition		(21,220)	(1,631)
Improvements		(176)	(83)
Purchases of office furniture and equipment		(7)	(14)
Interest received		8	3
Net cash used in investing activities		(21,395)	(28,725)
Cash flows from financing activities:
Proceeds from loans		—	34,250
Repayment of long-term debt		(2,500)	(1,493)
Prepayment of long-term debt		—	(35,507)
Proceeds from issuance of share capital		—	89,580
Proceeds from exercise of Warrants		—	20
Transaction costs on issue of new common shares		—	(401)
Increase in restricted cash	3	(1,008)	(1,675)
Repayment of lease liability		(123)	(80)
Payment of financing costs		—	(545)
Interest paid		(735)	(1,773)
Net cash (used in)/generated from financing activities		(4,366)	82,376
Net (decrease)/increase in cash and cash equivalents		(1,575)	55,733
Cash and cash equivalents at the beginning of the period	3	45,213	19,037
Cash and cash equivalents at the end of the period	3	43,638	74,770

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.       Basis of presentation and general information

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006, under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010, Globus was redomiciled to the Marshall Islands and its shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010, Globus shares were effectively delisted from AIM.

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at June 30, 2022:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned
Globus Shipmanagement Corp.	Marshall Islands	–	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe
Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe
Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe
Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	July 20, 2021	m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Calypso Shipholding S.A.	Marshall Islands	–	Hull No: S-1885*
Daxos Maritime Limited	Marshall Islands	–	Hull No: NE-442*
Olympia Shipholding S.A.	Marshall Islands	–	–
Paralus Shipholding S.A.	Marshall Islands	–	Hull No: NE-443*
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe

*	New building vessels

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of the management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s comprehensive income / (loss), financial position and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2022, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

The unaudited interim condensed consolidated financial statements as at and for the six months ended June 30, 2022, have been prepared in accordance with IAS 34 Interim Financial Reporting.

F-6

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.       Basis of presentation and general information (continued)

The unaudited interim condensed consolidated financial statements presented in this report do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the consolidated financial statements as at December 31, 2021 and for the year then ended included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 Annual Report”).

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2021 Annual Report.

The unaudited interim condensed consolidated financial statements as at June 30, 2022 and for the six months then ended, were approved for issuance by the Board of Directors on September 5, 2022.

Going Concern basis of accounting:

As at December 31, 2021, the Company reported a working capital surplus of $37.8 million and was in compliance with its debt covenants.

As at June 30, 2022, the Company reported a working capital surplus of $40.8 million and was in compliance with the applicable covenants included in the loan agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.).

The above conditions indicate that the Company is expected to be able to operate as a going concern and these consolidated financial statements were prepared under this assumption.

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase the costs of the Company and adversely affect its business, including the ability to secure charters and financing on attractive terms, and as a result, adversely affect the Company’s business, financial condition, results of operation and cash flows. Currently there is no effect on the Company’s operations.

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have a negative effect on the Company’s business, financial performance and the results of its operations. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. Besides reducing demand for cargo, coronavirus may functionally limit the amount of cargo that the Company and its competitors are able to move because countries worldwide have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes.

The Company has evaluated the impact of the current economic situation on the recoverability of the carrying amount of its vessels. As at June 30, 2022, no indicators of impairment or reversal of previously recognized impairment have been identified and the Company concluded that no impairment of its vessels should be recorded, or that previously recognized impairment should be reversed.

F-7

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.       Significant Accounting Policies and recent accounting pronouncements

A summary of the Company’s significant accounting policies and recent accounting pronouncements is included in Note 2 to the Company’s consolidated financial statements included in the 2021 Annual Report. There have been no changes to the Company’s significant accounting policies and recent accounting pronouncements in the six-month period ended June 30, 2022 other than the following IFRS amendments which have been adopted by the Company as of 1 January 2022:

•       IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets as well as Annual Improvements 2018-2020 (Amendments)

The amendments are effective for annual periods beginning on or after 1 January 2022 with earlier application permitted. The IASB has issued narrow-scope amendments to the IFRS Standards as follows:

➢	IFRS 3 Business Combinations (Amendments) update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.
➢	IAS 16 Property, Plant and Equipment (Amendments) prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company recognizes such sales proceeds and related cost in profit or loss.
➢	IAS 37 Provisions, Contingent Liabilities and Contingent Assets (Amendments) specify which costs a company includes in determining the cost of fulfilling a contract for the purpose of assessing whether a contract is onerous.
➢	Annual Improvements 2018-2020 make minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IAS 41 Agriculture and the Illustrative Examples accompanying IFRS 16 Leases

The amendments had no impact on the financial statements of the Company.

•       IFRS 16 Leases-Covid 19 Related Rent Concessions beyond 30 June 2021 (Amendment)

The Amendment applies to annual reporting periods beginning on or after 1 April 2021, with earlier application permitted, including in financial statements not yet authorized for issue at the date the amendment is issued. In March 2021, the Board amended the conditions of the practical expedient in IFRS 16 that provides relief to lessees from applying the IFRS 16 guidance on lease modifications to rent concessions arising as a direct consequence of the covid-19 pandemic. Following the amendment, the practical expedient now applies to rent concessions for which any reduction in lease payments affects only payments originally due on or before 30 June 2022, provided the other conditions for applying the practical expedient are met.

The amendments had no impact on the financial statements of the Company.

Gain on sale of bunkers, net

In addition to voyage expenses, the Company may also record a gain from bunkers which results mainly from the difference in the value of bunkers paid by the Company when the vessel is redelivered to the Company from the charterer under the vessel’s previous time charter agreement and the value of bunkers sold by the Company when the vessel is delivered to a new charterer. This gain that results from the re-purchase/sale of bunkers discussed above is included in “Gain on sale of bunkers, net” line in the condensed consolidated statement of comprehensive income/(loss).

Standards issued but not yet effective and not early adopted:

3.       Cash and cash equivalents and Restricted cash

For the purpose of the interim condensed consolidated statement of financial position, cash and cash equivalents comprise the following:

	June 30, 2022	December 31, 2021
Cash on hand	27	25
Cash at banks	43,611	45,188
Total	43,638	45,213

Cash held in banks earns interest at floating rates based on daily bank deposit rates.

The fair value of cash and cash equivalents as at June 30, 2022 and December 31, 2021, was $43,638 and $45,213, respectively.

As at June 30, 2022 and December 31, 2021, the Company had pledged an amount of $6,232 and $5,224, respectively, in order to fulfil collateral requirements. The fair value of the restricted cash as at June 30, 2022 was $6,232, $3,679 included in non-current assets and $2,553 included in current assets. The fair value of the restricted cash as at December 31, 2021 was $5,224, $3,576 included in non-current assets and $1,648 included in current assets as at December 31, 2021. The cash and cash equivalents are held with reputable bank and financial institution counterparties with high ratings.

F-8

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4.       Transactions with Related Parties

Details of the Company’s transactions with related parties did not change in the six-month period ended June 30, 2022 and are discussed in Note 4 of the Company’s consolidated financial statements as at and for the year ended December 31, 2021, included in the 2021 Annual Report.

In 2022 the Company changed the compensation of the non-executive directors. In the aggregate, the annual service fee for each of the directors (based on their current roles and committee seats) will be $80 based on the annual service fees, committee fees, and other similar fees.

In June 2022, the Company entered into a new rental agreement with F.G. Europe (an affiliate of Globus’s chairman) for the same office space, at the same rate of Euro 26,000 (absolute amount) and with the same lease period ending of August 4, 2024. The previous rental agreement with Cyberonica was terminated. The Company does not presently own any real estate.

5.       Vessels, net and Advances for vessel acquisition

The amounts in the interim condensed consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels depreciation	Dry docking costs	Depreciation of dry-docking costs	Net Book Value
Balance at January 1, 2022	233,738	(107,776)	15,927	(11,165)	130,724
Additions	176	—	142	—	318
Depreciation & Amortization	—	(2,635)	—	(2,053)	(4,688)
Balance at June 30, 2022	233,914	(110,411)	16,069	(13,218)	126,354

For the purpose of the unaudited condensed consolidated statement of comprehensive income/(loss), depreciation, as stated in the income statement component, comprises the following:

For the period ended June 30, 2022
Vessels depreciation	2,635
Depreciation on office furniture and equipment	20
Depreciation of right of use asset	171
Total	2,826

No impairment or reversal of impairment was recognized for both the first half of 2022 and 2021.

On April 29, 2022, the Company entered into a contract, through its subsidiary, Calypso Shipholding S.A., for the construction and purchase of one fuel efficient bulk carrier of about 64,000 dwt vessel. The vessel will be built at Nihon Shipyard Co. in Japan and is scheduled to be delivered during the first half of 2024. The total consideration for the construction of the vessel is approximately $37.5 million, which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $7.4 million.

On May 13, 2022, the Company has signed two contracts, through its subsidiaries, Daxos Maritime Limited and Paralus Shipholding S.A., for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one scheduled to be delivered during the third quarter of 2024 and the second one scheduled during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million, which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $13.8 million for both vessels under construction.

F-9

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

6.       Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	June 30,	December 31,
	2022	2021
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100
Total authorised share capital	2,200	2,200

Holders of the Company’s common shares and Class B shares have equivalent economic rights, but holders of Company’s common shares are entitled to one vote per share and holders of the Company’s Class B shares are entitled to twenty votes per share. Each holder of Class B shares may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

Common Shares issued and fully paid	Number of shares	Issued Share Capital
As at January 1, 2022	20,582,301	82
Issued during the period for share-based compensation (Note 9)	—	—
As at June 30, 2022	20,582,301	82

Common Shares issued and fully paid	Number of shares	Issued Share Capital
As at January 1, 2021	3,040,123	12
Issued during the period for share-based compensation (Note 9)	4,012	—
Issuance of new common stocks	14,905,000	60
Issuance of common stock due to exercise of pre-funded warrants	2,075,000	8
As at June 30, 2021	20,024,135	80

As at June 30, 2022, the Company had no Class B common shares and 10,300 Series B Preferred Shares outstanding.

Share premium includes the contribution of Globus’ shareholders for the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share-based payments described in Note 9. At June 30, 2022 and December 31, 2021, Globus share premium amounted to $284,406.

As at June 30, 2022 and December 31, 2021, the Company had issued 5,550 common shares pursuant to exercise of outstanding Class A Warrants as defined in the 2021 Annual Report and had 388,700 Class A Warrants outstanding to purchase an aggregate of 388,700 common shares.

As at June 30, 2022 and December 31, 2021, no PP Warrants, as defined in the 2021 Annual Report, had been exercised and the Company had 1,291,833 PP Warrants outstanding to purchase an aggregate of 1,291,833 common shares.

As at June 30, 2022 and December 31, 2021, no December 2020 Warrants, as defined in the 2021 Annual Report, had been exercised and the Company had December 2020 Warrants outstanding to purchase an aggregate of 1,270,587 common shares.

As at June 30, 2022 and December 31, 2021, no January 2021 Warrants, as defined in the 2021 Annual Report, had been exercised and the Company had January 2021 Warrants outstanding to purchase an aggregate of 1,950,000 common shares.

As at June 30, 2022 and December 31, 2021, no February 2021 Warrants, as defined in the 2021 Annual Report, had been exercised and the Company had February 2021 Warrants outstanding to purchase an aggregate of 4,800,000 common shares.

As at June 30, 2022 and December 31, 2021, no June 2021 Warrants, as defined in the 2021 Annual Report, had been exercised and the Company had June 2021 Warrants outstanding to purchase an aggregate of 10,000,000 common shares.

F-10

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

6.       Share Capital and Share Premium (continued)

The Company’s warrants are classified in equity, following the Company’s assessment that warrants meet the equity classification criteria as per IAS 32. The total outstanding number of warrants as at June 30, 2022, was 19,701,120 to purchase an aggregate of 19,701,120 common shares.

7.       Earnings/(Loss) per Share

Basic earnings / (loss) per share (“EPS” / “LPS”) is calculated by dividing the net income /(loss) for the year attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted earnings / (loss) per share is calculated by dividing the net income / (loss) attributable to common equity holders of the parent by the weighted average shares outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(losses) per share computation unless such inclusion would be anti-dilutive.

As for the six-month ended June 30, 2022, the securities that could potentially dilute basic EPS in the future are any incremental shares of unexercised warrants (Note 6). As the warrants were out-of-the money during the periods ended June 30, 2022, these were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect.

As the Company reported losses for the period ended June 30, 2021, the effect of any incremental shares would be antidilutive and thus excluded from the computation of the LPS.

The following reflects the net income/(loss) per common share:

	For the period ended June 30,
	2022	2021
Income/(Loss) attributable to common equity holders	23,098	(789)
Weighted average number of shares – basic and diluted	20,582,301	9,001,704
Net income/(loss) per common share – basic and diluted	$1.12	($0.09)

8.       Long-Term Debt, net

Long-term debt in the condensed consolidated statement of financial position is analysed as follows:

Borrower	Loan Balance	Unamortized Debt Discount	Total Borrowings
(a) Devocean Maritime LTD., Domina Maritime LTD., Dulac Maritime S.A., Artful Shipholding S.A., Longevity Maritime Limited & Serena Maritime Limited	29,250	(377)	28,873

Total at June 30, 2022	29,250	(377)	28,873
Less: Current Portion	(5,000)	125	(4,875)
Long-Term Portion	24,250	(252)	23,998

Total at December 31, 2021	31,750	(447)	31,303
Less: Current Portion	(5,000)	135	(4,865)
Long-Term Portion	26,750	(312)	26,438

Details of the Company’s credit facilities and debt securities are discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2021, included in the 2021 Annual Report.

As at June 30, 2022, the Company was in compliance with the loan covenants of the agreement with the lenders.

In more detail:

(a)	In May 2021, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd.(the “Borrower A”), Domina Maritime Ltd. (the “Borrower B”), Dulac Maritime S.A. (the “Borrower C”), Artful Shipholding S.A. (the “Borrower D”), Longevity Maritime Limited (the “Borrower E”) and Serena Maritime Limited (the “Borrower F”), vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe, m/v Sun Globe and m/v Galaxy Globe, respectively, entered a new term loan facility for up to $34,250 with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for the purpose of refinancing the existing indebtedness secured on the ships. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A., Longevity Maritime Limited and Serena Maritime Limited as the borrowers and is guaranteed by Globus. This loan facility is referred to as the “CIT loan facility”. The loan facility beared interest at LIBOR plus a margin of 3.75% for interest periods of three months. Following the agreement reached in August 2022 the benchmark rate was amended from LIBOR to SOFR and the applicable margin was decreased to 3.35% (please see note 13).

F-11

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8.       Long-Term Debt, net (continued)

On May 10, 2021, the Company drew down $34,250, paid $0.5 million of borrowing costs incurred for the CIT loan facility, which were deferred over the duration of the loan facility, and fully prepaid the balance of the EnTrust loan facility. The CIT loan facility consists of six tranches, one for each vessel and is further defined in the 2021 Annual Report.

Among the other financial covenants in CIT loan facility it is included the following covenant:

At all times the Parent Guarantor (i.e., Globus) shall maintain, on a consolidated basis, cash in an amount of not less than $150 for each group vessel (other than the Borrowers), to be legally and beneficially owned by the owner of that vessel, such cash to be free of any restriction or withdrawal or transfer and unencumbered by any security.

The Company was in compliance with the covenants of CIT loan facility as at June 30, 2022.

(b)	In June 2019, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd.(the “Borrower A”), Domina Maritime Ltd. (the “Borrower B”), Dulac Maritime S.A. (the “Borrower C”), Artful Shipholding S.A. (the “Borrower D”) and Longevity Maritime Limited (the “Borrower E”), vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe and m/v Sun Globe, respectively, entered a new term loan facility for up to $37,000 with EnTrust Global’s Blue Ocean Fund for the purpose of refinancing the existing indebtedness secured on the ships and for general corporate purposes. The loan facility was in the names of Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited as the borrowers and was guaranteed by Globus. The loan facility bore interest at LIBOR plus a margin of 8.50% (or 10.5% default interest) for interest periods of three months. This loan facility is referred to as the EnTrust loan facility.

In March 2021, the Company prepaid $6.0 million of the Entrust loan facility, which represented all amounts that would otherwise come due during calendar year 2021 and on May 10, 2021, the Company fully prepaid the balance of the EnTrust Loan facility.

(c)	As at June 30, 2021, there was an amount of $14,200 available to be drawn under the Firment Shipping Credit Facility, as amended and restated on May 8, 2020. The Amended and Restated Agreement converted the then existing Revolving Credit Facility to a Term Credit Facility and extended the maturity date to October 31, 2021, when it expired with no amount drawn.

The contractual annual loan principal payments under CIT loan facility to be made subsequent to June 30, 2022, were as follows:

June 30,	First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)
2023	5,000
2024	5,000
2025	5,000
2026	14,250
Total	29,250

F-12

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9.       Share Based Payment

Share based payment comprise the following:

Period from January 1 to June 30, 2021	Number of common shares	Number of preferred shares	Issued share Capital	Share premium

Non-executive directors payment	4,012	—	—	20
Total at June 30, 2021	4,012	—	—	20

For the period from January 1 to June 30, 2022 there were no share based payments, as in 2022 the Company changed the compensation of the non-executive directors (Note 4).

10.       Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents, and insurers and from claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which are material for disclosure.

 11.       Commitments

The Company enters into time charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between nil days to approximately three months as at June 30, 2022, assuming redelivery at the earliest possible date. As at December 31, 2021, the non-cancellable arrangements had remaining terms between nil days to two and a half months, assuming redelivery at the earliest possible date. Future net minimum lease revenues receivable under non-cancellable operating leases as at June 30, 2022 and December 31, 2021, were as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	June 30, 2022	December 31, 2021
Within one year	9,123	6,082
Total	9,123	6,082

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel.

The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $8,712 and $6,208 for the periods ended June 30, 2022 and 2021, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $28,690 and $5,788 for the periods ended June 30, 2022 and 2021, respectively.

As further discussed in Note 4, the Company has recognised a right of use asset and a corresponding liability with respect to the rental agreement of office space for its operations within a building leased by FG Europe (an affiliate of Globus’s chairman).

The depreciation charge for right-of-use assets for the period ended June 30, 2022 and 2021, was approximately $171 and $56 respectively, and the interest expense on lease liability for the period ended June 30, 2022 and 2021, was approximately $31 and $20, respectively, and recognised in the income statement component of the condensed consolidated statement of comprehensive income/(loss) under depreciation and interest expense and finance costs, respectively.

At June 30, 2022 and December 31, 2021, the current lease liabilities amounted to $362 and $349, respectively, and the non-current lease liabilities amounted to $396 and $556, respectively, and are included in the accompanying condensed consolidated statements of financial position.

F-13

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11.       Commitments (continued)

On April 29, 2022, the Company assumed a commitment amounting to $37.5 million, which is the price of the new building construction that will be built at Nihon Shipyard Co. in Japan and is scheduled to be delivered during the first half of 2024, following the contract entered on April 29, 2022, (see also Note 5). In May 2022 the Company paid the 1st instalment of $7.4 million.

Furthermore, on May 13, 2022, the Company assumed a commitment amounting to $70.3 million, which is the price of the two new buildings construction that will be built Nantong COSCO KHI Ship Engineering Co. in China and the first one scheduled to be delivered during the third half of 2024, and the second one scheduled during the fourth quarter of 2024, following the contracts entered on May 13, 2022, (see also Note 5). In May 2022 the Company paid the 1st instalment of $13.8 million for both vessels under construction.

12.       Fair values

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of assets and liabilities measured at fair value, including their levels in the fair value hierarchy (as defined in note 2.27 of the 2021 Annual Report). It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as cash and cash equivalents, restricted cash, trade receivables and trade payables.

	Carrying amount	Fair value
June 30, 2022		Level 1	Level 2	Level 3	Total
	Financial assets
Financial assets measured at fair value
Derivative financial instruments	1,113	—	1,113	—	1,113
Current portion of fair value of derivative financial instruments	513	—	513	—	513
	1,626

	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	29,250	—	29,747	—	29,747
	29,250

	Carrying amount	Fair value
December 31, 2021		Level 1	Level 2	Level 3	Total
	Financial assets
Financial assets measured at fair value
Derivative financial instruments	417	—	417	—	417
	417

	Financial liabilities
Financial liabilities measured at fair value
Derivative financial instruments	92	—	92	—	92
	92
Financial liabilities not measured at fair value
Long-term borrowings	31,750	—	32,155	—	32,155
	31,750

F-14

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Derivative financial instruments:
Interest Rate Swap	Discounted cash flow	Discount rate

Financial instruments not measured at fair value
Asset and liabilities not measured at fair value
Type	Valuation Techniques	Significant unobservable inputs

Long-term borrowings	Discounted cash flow	Discount rate

Transfers between Level 1, 2 and 3

There have been no transfers between Level 1, Level 2 and Level 3 during the period.

13.       Events after the reporting date

Debt financing

In August 2022, the Company reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower in order to increase the loan facility from a total of $34.25 million to $52.25 million, by a top up loan amount of $18 million for the purpose of financing vessel Orion Globe and for general corporate and working capital purposes of all the borrowers and Globus. The CIT loan facility (including the new top up loan amount) is now further secured by a first preferred mortgage over the vessel Orion Globe. Furthermore, the benchmark rate was amended from LIBOR to SOFR and the applicable margin from 3.75% to 3.35% for the whole CIT loan facility. The Company also entered into a new swap agreement in order for the additional borrower to enter into hedging transactions (separately from those entered by the other borrowers) with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.). On August 10, 2022, the Company drew down $18 million, paid approximately $240 of borrowing costs incurred, which were deferred over the duration of the loan facility.

F-15